Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-197468 on Form S-8 and Registration Statement Nos. 333-207644, 333-206033 and 333-205486 on Forms S-3 of our reports dated February 19, 2016, relating to (1) the consolidated financial statements of NextEra Energy Partners, LP and subsidiaries (NEP) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the consolidated financial statements related to a) the period prior to the initial public offering and b) the 2015 common control acquisitions, and NEP's adoption of a new accounting standard in 2015) and 2) the effectiveness of NEP's internal control over financial reporting appearing in this Annual Report on Form 10-K of NEP for the year ended December 31, 2015.

DELOITTE & TOUCHE LLP

Boca Raton, Florida
February 19, 2016